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                                                                       EXHIBIT 3

                                 PRESS RELEASE

     The Board of Directors of WorldWay Corporation (formerly Carolina Freight Corporation) announced today the proposed purchase by Arkansas Best Corporation of all of WorldWay Corporation's outstanding shares.

     Lary Scott, Chairman and CEO of WorldWay, noted, "We are in an industry in which critical mass and density are the key factors for providing service levels at a cost which allows the company to be competitive.

     ABF has an enviable track record in that they have operated more successfully than any of the big four National Master Freight Agreement companies. I expect that after a short period of time, with additional business levels from Carolina Freight and a selective pool of professional employees from the two companies, ABF Freight System will improve its impressive performance even further. The acquisition of WorldWay's other subsidiaries will also add to Arkansas Best Corporation's diversity into international markets, truckload distribution, logistics, and other related services. Such diversity is the direction in which all major players in the transportation industry are moving to compete effectively in today's marketplace."

     Mr. Scott further stated, "The directors of WorldWay Corporation believe that given the extensive changes that have taken place in the transportation market place over the past five years, this creative combination is in the best interest of the shareholders of WorldWay Corporation."

     WorldWay Corporation is the holding company for seven subsidiaries providing domestic and international surface transportation services as well as logistics management and third-party services. Subsidiaries include Carolina Freight Carriers Corporation. G.I. Trucking Company, Red Arrow Freight Lines, Inc., Cardinal Freight Carriers, Inc., Innovative Logistics Incorporated, The Complete Logistics Company, and CaroTrans International, Inc.

     Arkansas Best Corporation is a diversified holding company engaged through its subsidiaries primarily in motor carrier operations and truck tire retreading and sales. Principal subsidiaries owned are ABF Freight System, Inc., Treadco, Inc., Clipper Exxpress Company, and ABC Treadco, Inc.